DALRADA FINANCIAL CORPORATION
9449 BALBOA AVENUE, SUITE 210
SAN DIEGO, CA  92123
(858) 277-5300

September 10, 2007

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C.  20509

Re:           Dalrada Financial Corporation
Registration Statement on Form SB-2
File No.  333-55874

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Dalrada Financial Corporation (the “Company”) hereby withdraws its Registration Statement on Form SB-2 (File No. 333-55874) that was originally filed with the Securities and Exchange Commission on January 31, 2007 (the “Registration Statement”).  The Company is withdrawing the Registration Statement because it no longer has the convertible debt outstanding from which the underlying common stock was being registered.  The debt was released in satisfaction of the investors accepting certain collateral pursuant to an agreement entered into on or about September 4, 2007.  No securities were sold in connection with the offering.

Sincerely,

Dalrada Financial Corporation

By:  /s/ Brian Bonar
      -------------------------
                       Brian Bonar
       Chief Executive Officer